Contact

www.linkedin.com/in/todd-stockbauer-955807 (LinkedIn)

Top Skills

Start-ups
Strategic Planning
Management

Todd Stockbauer

Entrepreneur, Brand Builder, CFO, COO, Strategist, Advisor, Mentor
Lafayette, Colorado, United States

Summary

Stockbauer & Associates LLC provides CFO, COO, Strategic, Advisory and Mentoring guidance to consumer products brands focusing on the apparel and hard goods industries (outdoor, winter and active lifestyle industries), retail, the alcohol beverage industry and the food industry. I am a seasoned business executive with significant brand expertise in operations, finance, administrative and alcohol compliance issues. I have worked as a "C" level employee and consultant with brands ranging from start-ups to ones with multi-national operations. I understand the idiosyncratic personalities of both start-ups and multi-national operations and how the operations affect the financial situation of building a brand and how the financial situation of a brand affects its operations.

Experience

Stockbauer & Associates LLC

Managing Member
January 2009 - Present (13 years 8 months)
Boulder and Denver, Colorado

Building Brands with Financial and Operational Guidance. A seasoned finance and operations executive providing financial, operational and administrative guidance as a CFO, COO, strategist, mentor and partner to start-up, early stage and less developed brands. Our experience allows us to assist brands through their maturation process. We focus on consumer products primarily in the apparel, sporting hardgoods, retail, wearable technologies, alcoholic beverage and food industries.

Quiver Killer LLC

Owner
August 2014 - Present (8 years 1 month)
Denver, Colorado

Quiver Killer, LLC (www.quiverkiller.com) is a small business owned and operated by passionate backcountry and winter sports advocates and athletes.

PRODUCTS

Our initial product, the Quiver Killer Binding Insert, allows you to take your bindings on and off as often as you like. This gives the the flexibility of switching out your touring and alpine bindings on the same pair of skis, or share bindings between multiple pairs of skis.

PL360 Beverage Partners

Chief Financial Officer, Partner

May 2010 - March 2014 (3 years 11 months)

Denver, Colorado

PL360 Beverage Partners was a “premium” wine and spirits company focused on building Private Label (retail-owned), Control Label (PL360 owned), and Agency Label (3rd party-owned) brands for the largest retail customers worldwide.

brandbase Holdings

Chief Financial Officer, Board Member

June 2007 - December 2008 (1 year 7 months)

Broomfield, Colorado

Company is an incubator of action sports brands. Responsible for all financial and human resource functions for this financial sponsored start-up.

Spyder Active Sports

Chief Financial Officer

August 2000 - June 2007 (6 years 11 months)

Boulder, Colorado

Spyder Active Sports designs and markets one of the most recognized and respected brands of high-performance, technically-oriented skiwear and outerwear in the world

Airwalk International LLC

Corporate Controller

January 2000 - July 2000 (7 months)

Genesee, Colorado

Innovative marketing and manufacturing company focusing on skate, snowboard and related apparel.

Sunbase Asia/Southwest Products Company

Chief Financial Officer/Director of Operations

1991 - December 1999 (8 years)

Company was a OEM in the defense and aviation industries. Responsible for all financial and administrative management functions of this privately-owned, financial sponsored company. Also was responsible for all SEC filings for the NASDAQ traded parent company.

Education

UC Santa Barbara

BA, Business Economics, Accounting · (1981 - 1985)